UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 31, 2011

Commission File Number: 001-32292

Rubicon Minerals Corporation ———————————————————————————————————
(Translation of registrant’s name into English)
1540 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [ ] Form 20-F [x] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RUBICON MINERALS CORPORATION
By:	/s/ Robert Lewis
Name: Robert Lewis Title: Chief Financial Officer

Date: March 31, 2011
EXHIBIT INDEX

Exhibit No.                      Description

99.1	News Release dated March 31, 2011 – “Rubicon Announces Amended Inferred Mineral Resource and Geological Potential Estimates for Phoenix Gold Project, Red Lake Ontario”